Mail Stop 7010

      April 5, 2006



Mr. John D. Milton, Jr.
Executive Vice President, Treasurer and Chief Financial Officer
Florida Rock Industries, Inc.
155 East 21st Street
Jacksonville, Florida 32206

	RE: 	Form 10-K for the Fiscal Year ended September 30, 2005
		Form 10-Q for the Quarter ended December 31, 2005
                    	File No. 1-7159


Dear Mr. Milton:

		We note that you believe that certain asset retirement obligations are either inconsequential, or you are unable to make a reasonable estimate of fair value due to the indeterminate useful life of the related assets. We urge you to continue to assess the asset retirement obligations associated with your Cement and Calcium, and Concrete operations. If at any future reporting period the estimate of fair value can be made, or you determine that previously estimable amounts will no longer be inconsequential, such amounts should be appropriately recorded.

		In future filings, provide all of the disclosures required by paragraph 22 of FAS 143 and FIN 47.

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.




       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, John Hartz, the undersigned, at (202) 551-3769.



      					Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant
John D. Milton, Jr.
Florida Rock Industries, Inc.
April 5, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE